Suite 1120, Cathedral Place,
925 West Georgia Street
Vancouver, British Columbia,
Canada V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
www.aurizon.com
Toronto Stock Exchange Ticker Symbol ARZ NYSE MKT Ticker Symbol AZK U.S. Registration (File 001-31893) News Release Issue No. 29 - 2013

May 15, 2013
FOR IMMEDIATE RELEASE

AURIZON REPORTS FIRST QUARTER 2013 FINANCIAL RESULTS

Aurizon reports unaudited financial results for the first quarter of 2013 (“Q1’13”), which have been prepared on the basis of available information up to May 14, 2013. Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company. All dollar amounts are expressed in Canadian dollars unless otherwise stated.

Q1’13 Financial and Operating Highlights

•	Revenue of $43.2 million from 26,200 ounces of gold sold at an average realized price of US$1,621 per ounce
•	Net loss of $2.9 million, or $0.02 per basic share, and Adjusted EBITDA of $15.8 million
•	Cash and cash equivalents balance of $188.8 million and debt-free at the period-end
•	Positive cash flow from operations of $5.8 million and self-funded capital expenditures of $19.6 million
•	Casa Berardi produced 24,444 ounces of gold, in-line with the Q1’13 budget, at total cash costs of US$812 per ounce
•	As planned, Q1’13 production was limited by major shutdowns to interface the deepened shaft with the existing and future underground operations. Thus, Q1’13 operating results are not necessarily reflective of quarterly averages expected for the full year of 2013
•	Previous guidance for 2013 production of 125,000-130,000 gold ounces and total cash costs of US$810 per ounce remains unchanged
•	The transition phase at Casa Berardi and lateral development out to Zones 118 and 123 is on schedule:
o	Shaft deepening project is well advanced, with excavation down to the 965 metre level at the end of Q1’13;
o	Construction of the paste backfill plant is progressing as planned with key structural work completed and mechanical equipment now installed; and
o	The wet shotcrete plant was completed and commissioned in April 2013

Arrangement Agreement with Hecla Mining Company

On March 3, 2013, Aurizon entered into an Arrangement Agreement (the “Arrangement”) with Hecla Mining Company and 0963708 B.C. Ltd. (collectively “Hecla”) whereby Hecla agreed to acquire all of the issued and outstanding common shares of Aurizon in exchange for 0.9953 common shares of Hecla Mining Company, or in exchange for $4.75 in cash, or any combination thereof per share, all subject to proration. The maximum aggregate amount of cash consideration to be paid is $513,631,193 and the maximum aggregate number of Hecla Mining Company shares that may be elected is 57,000,000. Upon completion of the Arrangement, Aurizon would become a wholly-owned subsidiary of Hecla.

All unexercised and in-the-money Aurizon incentive stock options will be deemed to be fully vested and transferred and disposed by the holder thereof to Aurizon and cancelled in exchange for consideration in accordance with the Arrangement. Additionally, each DSU and RSU outstanding at the time of completion shall be cancelled in exchange for a cash payment by Aurizon equal to $4.75 per unit.

The anticipated transaction is to be effected by way of a statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia). The Arrangement requires the approval of 66 2/3% of the votes cast by the affected securityholders of Aurizon voting as a single class and the approval of 66 2/3% of the votes cast by the Aurizon shareholders; this approval was obtained at a special meeting on May 9, 2013. Assuming required regulatory approvals are obtained, completion of the transaction is expected in the second quarter of 2013.

News Release – May 15, 2013 Aurizon Reports First Quarter 2013 Financial Results	Page | 2

Alamos Offer

On January 14, 2013, Alamos Gold Inc. (“Alamos”) commenced an unsolicited offer (the “Offer”) to acquire all of the issued and outstanding common shares of Aurizon, other than any common shares held directly or indirectly by Alamos and its affiliates, in exchange for consideration of cash or Alamos shares, or a combination thereof, all subject to proration. On January 23, 2013, Aurizon’s Board of Directors issued a Director’s Circular with a recommendation that shareholders reject the Offer and not tender their common shares to the offer for reasons set out therein. On March 5, 2013, Alamos announced the waiver of the minimum tender condition and extended the Offer until March 19, 2013. On March 19, 2013, Alamos announced that it would not extend the Offer and would not take up any shares tendered to the Offer.

FINANCIAL AND OPERATING HIGHLIGHTS
		For the 3 months ended March 31,
	Units	2013	2012
Operating Highlights (Casa Berardi Mine)
Ore milled	Tonnes	132,318	164,728
Average ore grade	Grams/tonne	6.3	7.0
Mill recovery rate	%	91.7	90.5

Gold produced	Ounces	24,444	33,488
Gold sold	Ounces	26,200	33,364

Realized gold price(1)	US$/ounce	1,621	1,692
London P.M. Fix gold price	US$/ounce	1,630	1,691

Total cash costs(1)	US$/ounce	812	681
Depreciation and amortization(1)	US$/ounce	337	234
Total production costs(1)	US$/ounce	1,149	915

Operating profit margin(1)	US$/ounce	809	1,011

Unit mining costs(1)	$/tonne	179	152

Financial Highlights (Unaudited)
Revenue	$'000	43,245	56,753
Gross profit	$'000	12,706	25,931
Net profit (loss)	$'000	(2,936)	8,263
Net profit (loss) per share (basic & diluted)	$/share	(0.02)	0.05
EBITDA(1)	$'000	7,411	22,388
Adjusted EBITDA(1)	$'000	15,771	22,388

Net cash provided by operating activities	$'000	5,770	3,424
Capital expenditures	$'000	19,597	15,235

Cash and cash equivalents	$'000	188,847	198,702
Total assets	$'000	451,116	413,878
Note:	(1) This News Release contains non-GAAP performance measures throughout, as follows: realized gold price; total cash costs; depreciation and amortization; total production costs; unit mining costs; EBITDA; and Adjusted EBITDA. Refer to the Non-GAAP Measures section of this News Release for definitions and a reconciliation of these measures to revenue, cost of sales and net profit as reported in the unaudited statements of comprehensive income.

News Release – May 15, 2013 Aurizon Reports First Quarter 2013 Financial Results	Page | 3

SUMMARY OF Q1’13 FINANCIAL PERFORMANCE

REVENUE

In both Q1’12 and Q1’13, Aurizon derived greater than 99.5% of its total revenue from the sale of gold, with the remainder earned from the sale of silver, all produced from the Casa Berardi gold mine.

Revenue in Q1’13 totalled $43.2 million, primarily from the sale of 26,200 gold ounces at a realized gold price of US$1,621 per ounce. This compares to revenue in Q1’12 of $56.8 million, from the sale of 33,364 gold ounces at a realized gold price of US$1,692 per ounce. The $13.5 million decrease in revenue from Q1’12 to Q1’13 is comprised of the following components:

•	$12.1 million decrease from 21.5% fewer gold ounces sold, mainly as a result of fewer tonnes of ore milled at a lower average grade; and
•	$1.9 million decrease from a 4.2% reduction in the realized gold price per ounce; partially offset by
•	$0.5 million increase from a strengthening of the USD/CAD exchange rate realized on gold sales.

COST OF SALES

Cost of sales in Q1’13 totalled $30.5 million, comprised of operating costs of $21.6 million and depreciation and amortization of $8.9 million. Cost of sales in Q1’12 totalled $30.8 million, comprised of operating costs of $23.0 million and depreciation and amortization of $7.8 million. The $0.3 million, or 1.0%, decrease in Q1’13 is due to lower sales volume offset by higher unit production costs.

Operating costs, comprised of mining, milling and refining costs, decreased by $1.4 million, or 6.1%, from Q1’12 to Q1’13. Total cash costs were US$812 per gold ounce in Q1’13, compared to US$681 in Q1’12, while gold ounces sold decreased to 26,200 ounces in Q1’13 from 33,364 ounces in Q1’12. The increase in total cash costs per ounce is attributable mainly to the combination of a lower average ore grade, general inflationary pressures, reduced efficiency from mining smaller-sized stopes and temporary constraints resulting from the shaft-deepening project.

Depreciation and amortization expense increased by $1.1 million, or 14.2%, from Q1’12 to Q1’13. On a per-ounce sold basis, this expense increased to US$337 in Q1’13 from US$234 in Q1’12. This increase reflects the amortization of higher-than-historical levels of capital investment at Casa Berardi from 2011 through Q1’13 and the decrease in sales volume from Q1’12 to Q1’13 which resulted in certain fixed depreciation charges being allocated to fewer ounces.

GROSS PROFIT

Gross profit was $12.7 million in Q1’13, compared to $25.9 million in Q1’12. The reduction primarily reflects revenue which was lower by $13.5 million as described above. Lower realized gold prices and higher total cash costs contributed to a lower operating profit margin of US$809 per ounce in Q1’13, as compared to US$1,011 per ounce in Q1’12.

EXPLORATION COSTS

Exploration costs totalled $1.9 million in Q1’13 compared to $6.7 million in Q1’12. Exploration activities in Q1’13 were focused mainly on the Heva-Hosco property and the Duvay-Fontana project, while in Q1’12 the focus was primarily on the Marban and Fayolle projects and continued exploration and feasibility work on the Hosco deposit.

GENERAL AND ADMINISTRATION COSTS

General and administrative costs reflect the head office costs in Vancouver, B.C. as well as the administrative and technical group in Val d’Or, Quebec. These costs increased to $11.4 million in Q1’13, from $4.9 million in Q1’12. The increase is largely explained by $5.4 million of non-recurring corporate transaction costs in Q1’13 related to the unsolicited Alamos Offer and the Arrangement Agreement with Hecla Mining Company, as well as $2.0 million of incremental share-based compensation expense resulting from accelerating the estimated vesting period of options outstanding.

News Release – May 15, 2013 Aurizon Reports First Quarter 2013 Financial Results	Page | 4

INCOME AND RESOURCE TAX EXPENSE

The income and resource tax expense in Q1’13 was $1.7 million, compared to $6.6 million in Q1’12. A higher effective tax rate in Q1’13 was the result of corporate transaction costs being non-deductible for Quebec resource tax purposes and a higher provincial allocation of income taxes to Quebec.

NET PROFIT (LOSS)

The net loss in Q1’13 totalled $2.9 million, or $0.02 per basic share, compared to net profit in Q1’12 of $8.3 million, or $0.05 per basic share. The decrease to a net loss is mostly explained by the combination of lower gold production at higher production costs, non-recurring corporation transaction costs of $5.4 million, $2.0 million of incremental share-based compensation from an accelerated vesting period and a one-time mineral property impairment charge of $1.0 million, partially offset by lower exploration costs.

OPERATIONS OUTLOOK FOR 2013

Aurizon is currently in a transition phase at Casa Berardi while it installs the required infrastructure to commence mining new areas east of the production shaft. These new mining areas will be the foundation of future underground production at Casa Berardi. The shaft sinking and lateral development out to the 118 and 123 Zones are in progress and the operation is expected to transition from the existing mining areas over the next 15 months. Aurizon is investing significantly in Casa Berardi in 2013 in order to continue the development of the lower levels of the West Mine and secure a strong production profile into the future. Following the transition phase, Aurizon expects that Casa Berardi will return to historical production levels.

CASA BERARDI STRATEGY FOR 2013

OPERATIONS

Operational flexibility will be constrained through the first half of 2013 during the continued shaft sinking and development to commission the 118 and 123 Zones. As a result, it is estimated that Casa Berardi will produce approximately 125,000 – 130,000 ounces of gold in 2013 at an average grade of 7.2 grams of gold per tonne. Gold production should gradually increase through the year as more stopes become available and should reach historic levels in the second half of 2013.

As quarterly operating results are expected to fluctuate throughout the year, they will not necessarily be reflective of these full year averages. Lower throughput at lower than average ore grades is expected in the first half of 2013 which is expected to result in approximately 33% fewer ounces of gold produced in the first half of 2013 compared to the second half of the year.

Average daily ore throughput is estimated at 1,760 tonnes per day, which would be lower than the 1,896 tonnes per day achieved in 2012. Mine sequencing in 2013 will result in ore grades that are expected to be 6% higher than 2012 at approximately 7.2 grams per tonne. Zone 118 is expected to provide ore for the first time in the third quarter with an anticipated average grade in 2013 of approximately 7.9 grams per tonne. Approximately 46% of production is expected to come from Zone 113; 22% from Zone 118; 13% from the Lower Inter Zone; and the residual 19% coming from the smaller zones and development material. Assuming a Canadian/U.S. dollar exchange rate at parity, total cash costs are anticipated to gradually decrease to US$700 per ounce in the second half of 2013 and average US$810 per ounce for the full year. Onsite mining, milling and administration costs are expected to average $170 per tonne in 2013, up by approximately 21% from 2012 costs as a result of the impact of fixed operating costs on lower ore throughput, higher stope preparation costs, and industry wide inflationary cost pressures, gradually trending down to $155 per tonne in the second part of the year.

News Release – May 15, 2013 Aurizon Reports First Quarter 2013 Financial Results	Page | 5

CAPITAL EXPENDITURES

Capital expenditures at Casa Berardi are estimated to total $102.3 million in 2013, comprised of the following:

2013 Budget
(in millions of Canadian dollars)

Sustaining Capital Expenditures
Mining development	$ 24.4
Shaft deepening	19.3
Paste backfill plant	7.8
Property, plant and equipment	11.1
Infill and exploration drilling	4.1
Drill extensions of the East Mine open pit	1.2
Wet shotcrete plant	0.6
Miscellaneous projects	0.8

New Capital Projects
Development of East Mine open pit(1)	26.0
Principal Zone development	7.0
33.0
Total	$ 102.3

Note: (1) Subject to further studies and permitting

Deepening of the West Mine production shaft continues at a budgeted cost of $19.3 million in order to provide access to the lower portions of the 113, 118 and 123 Zones. The shaft, currently at a depth of 965 metres, will be extended to approximately 1,080 metres below surface, which will provide access at the 1,010 metre level to develop a drift from the shaft to Zones 118 and 123. The shaft deepening is expected to be completed near the end of 2013 and commissioned by the first quarter of 2014.

Mining equipment replacement and fleet expansion to support the expanded development activities is budgeted at $11.1 million. A further $7.8 million will be invested to complete the construction of a paste backfill plant and $7.0 million for the development of the Principal Zone from the 280 metre level.

Subject to further studies and permitting, $26 million is budgeted in 2013 to begin the excavation of the East Mine open pit with the objective of commencing production from the pit by early 2014. A review and update of the prefeasibility study done by BBA on the East Mine Open Pit is underway. The block model is being revised and the mandate to commence additional geotechnical studies has been awarded. The implication of the presence of underground openings of the East Mine will also be subject to further studies. Permitting for the operation of a rock quarry, road construction and relocation, wood clearing and excavation of the open pit has been initiated with excavation of the surface overburden planned to start during the third quarter of 2013. The mining approach including mining rate and unit costs is also under review.

EXPLORATION

In 2013, it is expected that $5.2 million will be invested on exploration at Casa Berardi which will include approximately 58,000 metres of surface and underground diamond drilling. Up to three surface and five to seven underground drill rigs will be active during the course of 2013. Aurizon expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as exploring for extensions of these structures.

Surface exploration will include testing the South domain of Zone 123 to investigate extensions of known mineralization.

Underground rigs will primarily focus on definition drilling of Zones 113, 118, 123, and the Principal Zone. In addition, exploration drilling from underground will be performed on the Cherty Zone 159.

News Release – May 15, 2013 Aurizon Reports First Quarter 2013 Financial Results	Page | 6

EXPLORATION FOCUS FOR 2013

ADVANCED STAGE GOLD DEVELOPMENT PROPERTY – HEVA AND HOSCO WEST EXTENSION AREAS

An initial $1.5 million exploration program, consisting of 10,000 metres of surface drilling was initiated during Q1’13 with an objective to fill the gap on sections outside of the core of Heva. Additional drilling of the down-dip extensions on Heva and Hosco West will permit the evaluation of conceptual mining and economic studies; metallurgical test-work is planned for later in 2013. With the 2012 drill program at Heva now completed, it is intended that an in-pit and underground mineral resource estimate will be completed by the end of Q2’13.

DUVAY PROPERTY

A total of 5,721 metres of drilling was completed at the Duvay property during Q1’13. In March 2013, the Company terminated its related option agreement with Tres-Or Resources Ltd.

MARBAN PROPERTY

An updated mineral resource estimate on the Phase II drilling completed in August 2012 is in progress and is expected to be completed by the end of Q2’13. Following the updated mineral resource estimate the Company will review and evaluate a Phase III drill program.

Pursuant to an option agreement, Aurizon may earn up to a 65% interest in the Marban property, which comprises 42 mining claims and 3 mining concessions covering 976 hectares in the center of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.

 LIQUIDITY

BALANCE SHEET

The Company held $188.8 million of cash and cash equivalents as at March 31, 2013, a $15.4 million decrease from the $204.2 million balance as at December 31, 2012. In Q1’13, positive cash flows from operating activities of $5.8 million and financing activities of $0.3 million were more than offset by $21.7 million of investing activities, as described below.

Net working capital, calculated as total current assets less total current liabilities, was $197.3 million as at March 31, 2013 compared to $204.6 million as at December 31, 2012.

The Company held no financial debt as at March 31, 2013.

CASH FLOW FROM OPERATING ACTIVITIES

The Company generated $5.8 million of cash flow from operating activities in Q1’13, $2.1 million higher compared to Q1’12. The increase is due to a $7.4 million difference in the non-cash working capital change, partially offset by a $5.3 million reduction in net profit after adjustments for non-cash items.

The $7.4 million difference in the non-cash working capital change is primarily due to the $12.9 million increase in non-cash working capital during Q1’12 being influenced by a significant payment of taxes owed in respect of 2011.

The $5.3 million reduction in net profit after adjustments for non-cash items is mostly due to fewer gold ounces sold at higher total cash costs per ounce and $5.4 million of corporation transaction costs in Q1’13, partially offset by a $4.8 million decrease in total exploration costs, as compared to Q1’12.

News Release – May 15, 2013 Aurizon Reports First Quarter 2013 Financial Results	Page | 7

CASH FLOW FROM INVESTING ACTIVITIES

Investing activities, primarily related to capital expenditures at the Casa Berardi mine, totalled $21.7 million in Q1’13 compared to $20.5 million in Q1’12.

Capital expenditures at the Casa Berardi Mine totalled $19.6 million in Q1’13, and were comprised mainly of $7.8 million on mining development and exploration activities, $3.0 million on the shaft deepening, $3.1 million on the paste backfill plant, $1.6 million on the East Mine open pit and $1.7 million on machinery and equipment. In Q1’12 the comparable total was $15.2 million, of which $12.4 million was on sustaining capital and development and $2.8 million was on exploration activity.

In addition to capital expenditures, the Company’s investing activities for Q1’13 also included $2.1 million for reclamation deposits. In Q1’12, the Company’s investing activities also included $1.2 million for reclamation deposits, $30 thousand for mineral property option payments and $4.0 million held in escrow.

CASH FLOW FROM FINANCING ACTIVITIES

Financing activities, related to the issuance of shares upon the exercise of stock options, resulted in cash inflows of $0.3 million in Q1’13, compared to $2.3 million in Q1’12.

News Release – May 15, 2013 Aurizon Reports First Quarter 2013 Financial Results	Page | 8

NON-GAAP MEASURES

In addition to GAAP measures presented in the Company’s unaudited interim financial statements prepared under IFRS, the Company and certain investors utilize non-GAAP financial measures in evaluating operating performance. These non-GAAP financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. The following table provides a reconciliation of non-GAAP financial measures to revenue, cost of sales and net profit as reported in the unaudited interim statements of comprehensive income.

RECONCILIATION OF NON-GAAP MEASURES

	Unit of		Three months ended March 31,
	Measure	Reference	2013	2012
Revenue	C$'000		43,245	56,753
Less: Silver by-product credits			(181)	(293)
Gold sales revenue	C$'000		43,064	56,460
Realized US$/C$ exchange rate			1.014	1.000
Gold sales revenue	US$'000	A	42,481	56,438

Cost of sales	C$'000	B	30,539	30,822
Less: Depreciation and amortization		C	(8,905)	(7,798)
Less: Silver by-product credits			(181)	(293)
Cash operating costs	C$'000	D	21,453	22,731
Average US$/C$ exchange rate		E	1.008	1.001
Cash operating costs	US$'000	F	21,276	22,703

Gold ounces sold	Ounces	G	26,200	33,364
Tonnes milled	Tonnes	H	132,318	164,728
Inventory adjustment to Cost of sales (1)	C$'000	I	2,105	2,031

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")
Net profit (loss) for the period	C$'000		(2,936)	8,263
Depreciation and amortization			8,947	7,841
Finance income			(514)	(572)
Finance costs			203	222
Income and resource tax expense			1,711	6,634
EBITDA	C$'000		7,411	22,388
Corporate transaction costs			5,371	-
Share-based compensation from accelerated vesting			1,989	-
Mineral property impairment			1,000	-
Adjusted EBITDA	C$'000		15,771	22,388

Unit Non-GAAP Measures:
Realized gold price	US$/ounce	A÷G	1,621	1,692
Total cash costs	US$/ounce	F÷G	812	681
Operating profit margin	US$/ounce		809	1,011

Total cash costs	US$/ounce	F÷G	812	681
Depreciation and amortization	US$/ounce	(C÷G)÷E	337	234
Total production costs	US$/ounce		1,149	915

Unit mining costs	C$/tonne	(B+C+I)÷H	179	152

Note: (1) This inventory adjustment in the calculation of unit mining costs reflects production costs associated with unsold gold bullion and ore inventory.

News Release – May 15, 2013 Aurizon Reports First Quarter 2013 Financial Results	Page | 9

Outstanding Share Data

As of May 14, 2013, Aurizon had 164,838,377 common shares issued and outstanding and 10,167,500 incentive stock options outstanding and exercisable into common shares at an average price of $5.37 per option.

COMMON SHARES
	March 31, 2013	December 31, 2012
Issued, period end	164,665,627	164,562,827
Fully-diluted, period end	175,023,502	175,063,502
Issued, period weighted average	164,597,094	164,168,819

 QUALIFIED PERSON AND QUALITY CONTROL

Information of a scientific or technical nature in this document was prepared under the supervision of Martin Bergeron,
P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

CAUTIONARY NOTES

FORWARD-LOOKING STATEMENTS AND INFORMATION

This News Release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”). The forward-looking information contained in this News Release is based on information available to the Company as of the date of this News Release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, anticipated rates of recovery, anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, onsite mining, milling and administration costs, anticipated ore throughput and grades, timing and estimated costs for the completion of the shaft deepening project at Casa Berardi, estimated timing for the development and mining of the East Mine open pit and Principal areas at Casa Berardi, timing of updated resource estimates for the Marban project, Arrangement Agreement with Hecla Mining Company, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the anticipated conversion of mineral resources to mineral reserves and the timing thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected timing and results of exploration activities and feasibility and pre-feasibility studies, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

Such forward-looking information is based on a number of assumptions, including but not limited to those set out in this News Release, the most recent technical reports for the Company’s properties and the Company's annual information form ("AIF") for its most recent year end filed on SEDAR. Such assumptions include those relating to the U.S./Canadian dollar exchange rate, gold price per ounce, anticipated fuel prices, anticipated prices and availability of hydro-electric power, that the mine plan and gold recoveries will be achieved, that pre-production capital costs, operating costs and sustaining and restoration costs will be as estimated, that the Arrangement Agreement with Hecla Mining Company will be completed, the availability of an experienced workforce and suppliers for projects, that equipment will be available when required and at estimated costs, that the assumptions underlying mineral resource estimates are valid and that no unforeseen accident, fire, ground instability, flooding, labour disruption, equipment failure, metallurgical, environmental or other events that could delay or increase the cost of development or production will occur, that the results of exploration activities will be consistent with the Company's expectations, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business, political and economic conditions as well as those specific to the Company's operations will not change in a material adverse manner, and that financing will be available if and when needed on reasonable terms.

Forward-looking information is by its nature uncertain and involves foreseeable and unforeseeable risks and other factors which may cause the actual outcomes, costs, timing and performance to be materially different from those anticipated by such information. Such risks and factors include, among others, the risk that any of the assumptions on which the forward looking information is based prove to be incorrect or invalid, the risk of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes, of unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, risk that estimated costs, including costs of labour, equipment and materials, including power, are not as anticipated, of an undiscovered defect in title or other adverse claim, that results of exploration activities will be different than anticipated, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs of restoration activities are greater than expected and that changes in project parameters as plans continue to be refined result in increased costs There are a number of other risks and uncertainties associated with exploration, development and mining activities that may affect the reliability of the forward looking information herein, including those described in Aurizon's AIF and in Aurizon's Annual Report on Form 40-F ("40-F") filed with the United States Securities and Exchange Commission. The AIF and 40-F are available respectively on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/. There may be factors in addition to those described herein or in the AIF or 40F that cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

News Release – May 15, 2013 Aurizon Reports First Quarter 2013 Financial Results	Page | 10

Aurizon Mines Ltd.

Balance sheets (Unaudited)

(expressed in thousands of Canadian dollars, unless otherwise stated)

As at,	March 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$188,847	$204,232
Marketable securities	504	477
Inventories	20,197	16,433
Accounts receivable and other	6,220	5,885
Tax credits and other taxes receivable	13,232	10,061
Total current assets	229,000	237,088
Non-current assets
Property, plant and equipment	212,662	204,451
Mineral properties	4,285	5,285
Deferred finance costs	137	178
Other assets	5,032	2,649
TOTAL ASSETS	$451,116	$449,651

liabilities
Current liabilities
Accounts payable and accrued liabilities	$31,194	$29,342
Current income and resource tax liabilities	528	3,121
Total current liabilities	31,722	32,463
Non-current liabilities
Provisions	16,200	16,706
Deferred tax liabilities	38,494	35,955
Total liabilities	86,416	85,124

EQUITY
Shareholders’ equity
Issued share capital	283,060	282,600
Contributed surplus	3,028	2,921
Stock based compensation	22,189	19,675
Accumulated other comprehensive income	28	-
Retained earnings	56,395	59,331
Total shareholders’ equity	364,700	364,527
total liabilities AND EQUITY	$451,116	$449,651

News Release – May 15, 2013 Aurizon Reports First Quarter 2013 Financial Results	Page | 11

Aurizon Mines Ltd.

Statements of Comprehensive Income (Unaudited)

(expressed in thousands of Canadian dollars, unless otherwise stated)

For the three months ended,	March 31, 2013	March 31, 2012

Revenue	$43,245	$56,753
Less: Cost of sales	(30,539)	(30,822)
Gross profit	12,706	25,931

Other operating expenses
General and administrative costs	(11,402)	(4,856)
Exploration costs	(1,851)	(6,686)
Other net (losses) gains	(989)	515
Operating (loss) profit	(1,536)	14,904
Finance income	514	572
Finance costs	(203)	(222)
Other derivative losses	-	(357)
(Loss) profit before income and resource taxes	(1,225)	14,897

Income and resource tax expense	(1,711)	(6,634)
NET (LOSS) PROFIT	(2,936)	8,263

Other comprehensive income (loss)
Items that may be reclassified to profit
Unrealized gain (loss) on marketable securities	28	(184)
TOTAL COMPREHENSIVE (LOSS) INCOME	$(2,908)	$8,079

Weighted average number of common shares outstanding – Basic	164,597	163,569
Earnings (loss) per share – Basic	$(0.02)	$0.05
Weighted average number of common shares outstanding – Diluted	164,597	164,376
Earnings (loss) per share – Diluted	$(0.02)	$0.05

News Release – May 15, 2013 Aurizon Reports First Quarter 2013 Financial Results	Page | 12

Aurizon Mines Ltd.

Statements of Cash Flows (Unaudited)

(expressed in thousands of Canadian dollars, unless otherwise stated)

For the three months ended,	March 31, 2013	March 31, 2012

Operating activities
Net (loss) profit	$(2,936)	$8,263
Adjustments for non-cash items:
Depreciation and amortization	8,947	7,841
Share-based compensation	2,759	1,274
Deferred income tax expense (recovery)	2,539	(5,496)
Refundable and non-refundable taxes	(398)	3,315
Derivative losses	-	357
Other	374	996
	11,285	16,550
Increase in non-cash working capital items	(5,515)	(12,929)
Net cash provided by operating activities	5,770	3,621

Investing activities
Property, plant and equipment	(19,597)	(15,235)
Mineral properties	-	(30)
Other investing activities	(2,079)	(5,242)
Net cash used in investing activities	(21,676)	(20,507)

Financing activities
Issuance of shares	323	2,299
Net cash provided by financing activities	323	2,299

Net decrease in cash and cash equivalents	(15,583)	(14,587)

Effect of foreign currency exchange rate changes on cash	198	(197)

Cash and cash equivalents – beginning of period	204,232	213,486

Cash and cash equivalents - end of period	$188,847	$198,702

News Release – May 15, 2013 Aurizon Reports First Quarter 2013 Financial Results	Page | 13

ABOUT AURIZON

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO

Ian S. Walton, Executive Vice President & CFO

Suite 1120, Cathedral Place, 925 W. Georgia Street

Vancouver, BC V6C 3L2

Telephone: 604-687-6600 Fax: 604-687-3932

Toll Free: 1-888-411-GOLD (4653)

Investor Relations: jennifer.north@aurizon.com

Email: info@aurizon.com Website: www.aurizon.com